8100 SW Tenth Street Suite 4000 Fort Lauderdale, FL 33324	Tel: (954) 581-0922 Fax: (954) 473-4710 www.nationalbeverage.com

August 16, 2023 United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F. Street, N.E. Washington, D.C. 20549
RE:	National Beverage Corp.
Form 10-K for the Fiscal Year Ended April 29, 2023 Filed June 28, 2023 File No. 001-14170

Dear Mr. Purcell and Ms. Dorin:

National Beverage Corp. (the “Company”) is in receipt of your letter dated August 3, 2023 with respect to the Company’s above-referenced filing. The comment letter requests that the Company provide its written response within ten (10) business days or to advise when it will provide a response. As discussed this afternoon by telephone, the Company is in the process of preparing its response, and respectfully requests an extension to August 31, 2023, to provide its written response.

If you have any questions pertaining to the extension request, please do not hesitate to contact me at (954) 581-0922.

Sincerely,

/s/ George R. Bracken

George R. Bracken

Executive Vice President – Finance